SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
                               (Amendment No. 3)
     Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

               THOMAS E. MEADOR                  JAMES R. PRUETT
                   CHAIRMAN                         PRESIDENT
              The Balcor Company            Colonial Storage 86, Inc.
        Bannockburn Lake Office Plaza      4381 Green Oaks Blvd.  West
        2355 Waukegan Road, Suite A200              Suite 100
         Bannockburn, Illinois  60015        Arlington, Texas  76016
                (847)267-1600                     (817)561-0100

         (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s)
                               Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                 (312)902-5654

                       Amendment No. 3 to Schedule 14D-9

     This Amendment No. 3 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor/Colonial Storage Income Fund-86, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on April 26, 1996 and previously amended by Amendment No. 1 filed May 3, 1996 and Amendment No. 2 filed May 8, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.   Tender Offer of the Bidder

     Item 2 is hereby amended as follows:

     This statement relates to the unsolicited tender offer by Public Storage, Inc., a California corporation ("Public Storage"), to purchase up to approximately 39% (but not more than 39%) of the Units at a purchase price of $260 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 1996 (the "Offer to Purchase"), as amended by an Amended Tender Offer on
Schedule 14D-1/A, dated May 7, 1996, and the related letters of transmittal (which together constitute the "Offer"), as filed with the Securities and Exchange Commission (the "Commission"). Public Storage has also filed a Proxy Statement on Schedule 14A, dated May 8, 1996 (the "Proxy Statement"). The Offer to Purchase states that the address of the principal executive office of Public Storage is 600 North Brand Boulevard, Glendale, California 91203-1241.

Item 3.   Identity and Background

     The fifth full paragraph of Item 3(b)(2) is hereby amended as follows:

     Public Storage has indicated that it does not intend to vote Units it acquires or owns in favor of the sale of the properties to STP. Public Storage is soliciting opposition to the Purchase Agreement by asking the Limited Partners, in the Proxy Statement, to vote against the sale of the Partnership's properties to STP, and has conditioned its offer to purchase 39% of the Units on the vote against such sale. If the sale of the properties to STP is prevented by Public Storage, the affiliates of the General Partners will not receive their brokerage commission for the sale of the Partnership's properties as described in Item 4(b)(i) or its share of cash flow from operations from the current year. In the event a sale to STP is prevented and certain other conditions are satisfied, the Partnership will also have to pay STP a termination amount of approximately $1.4 million. Public Storage was given the opportunity to bid on the Partnership's properties and it declined. Nevertheless, Public Storage has stated in the Offer to Purchase that depending on the number of Units acquired by Public Storage in the Offer, Public Storage may seek to renew previous discussions it has had regarding the acquisition of the Colonial Affiliate or otherwise seek to obtain the right to manage the Partnership's properties.

Item 4.   The Solicitation and Recommendation

     The third full paragraph of Item 4(b)(i) is hereby amended as follows:

     An initial distribution of at least $254 per Unit is expected to be made no later than 30 days after the sale to STP. The $260 per Unit price offered by Public Storage, though greater than the proposed liquidating distribution is only for a portion of the Units and, therefore, Limited Partners may be left holding Units whose future value is uncertain.

     Item 4(b)(ii) is hereby amended as follows:

     The General Partners' estimated liquidating distribution of $254 to $257 per Unit upon consummation of the sale of the Partnership's properties to STP is payable with respect to all of the outstanding Units. On the other hand, Public Storage's current Offer is for only 39% of the outstanding Units. If more than 39% of the outstanding Units are tendered to Public Storage, it will only accept 39% of the outstanding Units, with such Units being purchased on a pro rata basis according to the number of Units validly tendered and not properly withdrawn. Accordingly, Limited Partners who want to sell all of their Units to Public Storage may be unable to do so and, therefore, Limited Partners may be left holding Units whose future value is uncertain.

     The first full paragraph of Item 4(b)(iv) is hereby amended as follows:

     Public Storage originally stated in the Offer to Purchase that it adjusted the General Partners' estimated liquidating distribution and unilaterally arrived at an Offer Price of $240. Subsequently, Public Storage has increased its Offer Price to $260 for 39% of the outstanding Units, as disclosed in the Amended Offer. The General Partners' estimated liquidating distribution of $254 to $257 is based on an assessment of the Partnership's current operations, as well as an analysis of certain components of the sale to STP, including, but not limited to (A) net cash proceeds, (B) estimated closing and solicitation costs and (C) a reserve for contingencies.

     Item 4(b)(v) is hereby amended as follows:

     Public Storage owns 7.8% of the outstanding Units. Pursuant to the Offer, Public Storage seeks to acquire up to an additional 39% of the outstanding Units. If successful, Public Storage will own 46.8% of the Units and will be in a position to virtually control all matters subject to a vote of the Limited Partners, including removal of the General Partners and sale of the properties. Public Storage has not indicated how the interests of the non-tendering Limited Partners will be protected under these circumstances.

     Item 4(b)(vii) is hereby amended as follows:

     On January 29, 1996, Public Storage commenced an unsolicited tender offer to purchase up to 25% of the outstanding Units at a purchase price of $200 per Unit, which tender offer remained open until March 12, 1996. On March 21, 1996, Public Storage entered into a private transaction to acquire additional Units at $240 per Unit, and consummated such transaction, as described in Item 7(a) below. On April 15, 1996, Public Storage commenced an unsolicited tender offer to purchase up to 32.5% of the outstanding Units at a purchase price of $240 per Unit, which tender offer was to remain open until May 14, 1996. On May 8, 1996, Public Storage increased the Offer to $260 per Unit for 39% of the outstanding Units and extended the tender offer until May 22, 1996. Public Storage did not indicate in its Offer to Purchase the reason it originally increased its offer price by $40 per Unit approximately one month after the close of the first tender offer, and now has increased its offer price by an additional $20 per Unit. Public Storage has not stated whether it will enter into additional private transactions or commence additional tender offers at a higher or lower price per Unit in the future. Public Storage has stated in its Proxy Statement that "There can be no assurance that any future liquidation [of the Partnership] would result in a liquidating distribution in an amount exceeding the [$260]."

     Item 4(b) is hereby amended to include the following additional information:

     (xii) On May 2, 1996, the Partnership received an unsolicited letter from U-Haul International, Inc. ("U-Haul") stating that U-Haul was willing to purchase the Partnership's properties for $69 million. The Purchase Agreement between the Partnership and STP prevents the General Partners, except under certain circumstances, from negotiating other offers, and in accordance therewith, the General Partners notified STP of the U-Haul letter.

     On May 3, 1996, the Partnership received a second letter from U-Haul.
This letter indicated that U-Haul would pay a cash price of $69 million for the properties and that U-Haul has available bank lines in excess of $150 million to finance the acquisition. U-Haul further stated that it would pay $7 million as a good faith deposit and that it would pay $1.4 million in addition to the $69 million purchase price "to release [the Partnership] from its existing contract with STP."

     On May 6, 1996, the General Partners formally notified STP of their decision to investigate the U-Haul offer. The General Partners also offered STP the opportunity to respond to the U-Haul offer with a higher purchase price. At that time, STP declined to increase their offer.

     On May 8, 1996, STP entered into discussions with U-Haul in an effort to see whether either or a combination of these companies could increase the amount to be paid for the Partnership properties. On May 13, 1996 U-Haul stated it will not itself make an offer for the properties. However, the parties have not yet determined whether an agreement could be consummated to increase the purchase price. Accordingly, the STP purchase price remains $67.1 million, which results in a distribution to investors of $254 to $257 per Unit with respect to all of the outstanding Units. On the other hand, Public Storage's current Offer is for only 39% of the Units, and therefore, the General Partners continue to encourage investors to vote in favor of the sale to STP.


Item 7.   Certain Negotiations and Transactions by the Subject Company

     The first full paragraph of Item 7(a) is hereby amended as follows:

     Except as described in Item 4(b)(i) and 4(b)(xii) above, no negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

     The third full paragraph of Item 7(a) is hereby amended as follows:

     On January 23, 1996, Public Storage commenced an unsolicited tender offer to purchase up to 25% of the outstanding Units at a purchase price of $200 per Unit. The Public Storage tender offer expired on March 12, 1996, and on April 2, 1996, Public Storage reported that approximately 3.77% of the outstanding Units were tendered. Public Storage also indicated on April 2, 1996 that it had entered into an agreement with Everest to Purchase the Units acquired by Everest in its tender offer described in this Item 7(a) for $240 per Unit. Public Storage has asserted in the Amended Offer that it currently owns 7.8% of the outstanding Units, which reflects the consummation of Public Storage's purchase of the Units from Everest.

Item 9.   Material to be Filed as Exhibits.

          Item 9 is hereby amended to include the following exhibit:

          "(c)(6) Press Release dated May 8, 1996"



     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 1996     BALCOR/COLONIAL STORAGE INCOME FUND-86

                         By:  Balcor Storage Partners-86, a general
                              partner

                         By:  The Balcor Company, a partner


                         By:  /s/ THOMAS E. MEADOR
                              --------------------------
                              Thomas E. Meador, Chairman


                         By:  Colonial Storage 86, Inc., a general
                              partner

                         By:  /s/ JAMES R. PRUETT
                              --------------------------
                              James R. Pruett, President